

May 8, 2024

Conor Fennerty
Executive Vice President, Chief Financial Officer & Treasurer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

      Re: SITE Centers Corp.
          Form 10-K for the fiscal year ended December 31, 2023
          Response dated April 23, 2024
          File No. 001-11690

Dear Conor Fennerty:

      We have reviewed your April 23, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   We note your response to our comment 1 and your references to disclosures within the Form 10-K related to future dispositions. From your most recent earnings call, we note that you now have over $1 billion of real estate currently either under contract, in contract negotiation or with executed nonbinding LOIs. Please tell us what consideration you gave to enhancing your disclosures in your periodic filings to include more explicit information regarding potential future dispositions to make investors aware of material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Reference is made to Item 303 of Regulation S-K.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction